ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-165959

November 15, 2012

Targa Resources Partners LP

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated November 15, 2012 and the prospectus dated April 8, 2010 relating to these securities.

Issuer:	Targa Resources Partners LP (NYSE: NGLS)

Offering Size:	9,500,000 common units representing limited partner interests

Offering Price:	$36.00 per common unit

Option to purchase additional units:	1,425,000 additional common units (30 days)

Proceeds, including the proportionate capital contribution of the issuer’s general partner, net of underwriting discounts, commissions and offering expenses:	Approximately $335.8 million (excluding option to purchase additional common units) or approximately $386.2 million (including exercise in full of option to purchase additional common units)

Trade Date:	November 15, 2012

Settlement Date:	November 21, 2012

CUSIP:	87611X105

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

UBS Securities LLC

Wells Fargo Securities, LLC

RBC Capital Markets, LLC

Co-Lead Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Raymond James & Associates, Inc.

Co-Managers:	Robert W. Baird & Co. Incorporated Stifel, Nicolaus & Company, Incorporated

Stabilizing Transactions:	Prior to purchasing the common units being offered pursuant to the preliminary prospectus supplement, on November 15, 2012, one of the underwriters purchased, on behalf of the syndicate, 133,555 common units at an average price of $35.94 per unit in stabilizing transactions.

Additional Information:

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the underwriters at the following: BofA Merrill Lynch, Attention: Prospectus Department, Toll-Free: 866-500-5408; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Ave. Edgewood, NY 11717, by email at

barclaysprospectus@broadridge.com, or Toll-Free: (888) 603-5847; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Ave. Edgewood, NY 11717, by email at batprospectusdept@citi.com, or Toll-Free: (800) 831-9146; J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717, Toll-Free: (866) 803-9204; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, or Toll-Free: (866) 718-1649; UBS Investment Bank, Attention: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Toll-Free: (877) 827-6444, ext. 561 3884; Wells Fargo Securities, Attention: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152, email: cmclientsupport@wellsfargo.com, or Toll-Free (800) 326-5897; or RBC Capital Markets, LLC, Attn: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, by telephone (877) 822-4089.